Exhibit 99.1

Results 3Q24 JBS

Global Leadership

MARKET LEADER

Beef
#1 Global beef producer

Canada | USA | Brazil | Australia

Poultry
#1 Global poultry producer

USA | Mexico | Brazil | Europe

Pork
#2 Global pork producer

USA | Brazil | Australia | Europe

NEW AVENUES OF GROWTH

Aquaculture
#2 salmon producer in **Australia**

Prepared Foods
#2 in prepared foods in **Brazil**

#1 in prepared foods in the **United Kingdom**

#1 in foods in **Australia**

Plant-based and proteins business
#1 Brazilian producer of plant-based

#3 European producer of plant-based protein

In 2024, we will complete a new cultivated protein facility in Spain



2

Long Term Growth Strategy

Pursuing additional value-enhancing growth opportunities with financial discipline

JBS

1. Enhance Scale in Existing Categories and Geographies

Improve operational performance

Capture significant synergies

2. Increase and Diversify Value-Added and Brand Portfolio

Enhance growth and margin profile

Realize benefits of vertical integration

3. New proteins Close to the Final Consumer - Multichannel

Seara NATURE

Seara

Reserva

Swift

HUON



marba
ROYAL
KING'S
PARMA
VIVERA
PLANT MEATBALLS
Eder
ADAPTABLE
Friboi
Pilgrim's
Seara
PILGRIM'S
ULTIMATE NUGGETS
FRIDGE RAIDERS
RICHMOND
Primo
Maturatta
Do Chef
Principe
BLACK
Hans
Swift
GROUND PORK
Levíssimo
ALAMESA
HUON
Doriana
Delícia
Lasanha à Bolonhesa
INCRÍVEL!
Bordon
GREAT SOUTHERN
PORK ROAST

3

Strategy

Geographic & Protein Diversification

Net revenue LTM 3Q24
(by destination)


Canada 3%
USA 49%
Europe 9%
Mexico & Central America 5%
South America 1%
Brazil 13%
Africa & Middle East 4%
Asia 13%
Australia & New Zealand 3%
Beef
Pork
Lamb
Poultry
Aquaculture
Prepared Foods
Leather
Plant Based
Center for Innovation
Cultivated Protein

Revenue by Origin

United States	51%
Brazil	26%
Australia	9%
Europe	7%
Canada	5%
Mexico	3%

4

16.5 0 . 7 17.6 0 . 6 31. 1 36. 9 38. 6 42. 9 51.2 48. 9 49. 0 51. 1 49. 7 51. 7 52 . 3 65. 0 72. 6 72. 9 76. 7 2 . 1 1 . 9 2 . 2 2 . 8 4 . 7 4 . 0 3 . 3 4 . 2 4 . 0 5 . 0 5 . 6 8 . 5 6 . 7 3 . 5 6.4 2 0 08 2 0 09 2 0 10 2 0 11 2 0 12 2 0 13 2 0 14 2 0 15 2 0 16 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21 2 0 22 2 0 23 LTM 3Q 2 4 Net Sales E B ITDA 3. 8% 3. 7% 6. 9% 5.1% 5. 8% 6. 6% 9.2% 8. 2% 6. 6% 8. 2% 9. 7% 8.2% 10. 9% 13. 0% 9. 2% 4. 7% 8 . 4 % M argem EBITDA U SD Bil l i o n Seara PPC JBS US A P or k JBS A u s t r a l i a Consolidado JBS B r a s i l JBS Bee f Nor t h A m. Stability of Res u lts Geographic & Protein Diversification Leading to lower results volatility 3T24 10.8% 5

Valued Added: Diversified Globa l Brands P o rtfolio 6

More Than 270,000 Team Members Globally



19 K
Team members
in Europe
72 K
Team members
in the USA and Canada
12 K
Team members
in Mexico
155 K
Team members
in Brazil
13 K
Team members in Australia and
New Zealand

Largest Employer in Brazil: 155,000 Team Members

7

Investments Brazil: JBS Novos Negócios • Investment of R$ 70 million in Zempack with an increase in metal packaging production capacity. • Creation of the world's first Innovation and Development Center for collagen, in partnership with Ital, focused on development, innovation, and creations for food, beverages, and packaging. Australia: Expansion of the Whale Point facility in Tasmania • R$ 400 million investment. • Expansion of land - based salmon farming capacity. • Reducing time and costs associated with developing fish in marine environments. • Construction of a hatchery capable of producing over 7 million fish. Sa u di A r abia: New breaded factory in Jeddah • US$ 50 million investment. • Production capacity quadrupled. • Creation of more than 500 new Jobs. • Recent opening of the processing facility in the city of Damman, with 250 employees, a production capacity of 10,000 tons, and 8 distribution centers across the country. 8

Sustainability

Green Offices Virtual:

A new virtual **service channel** to strengthen partnership relationships with producers and enable access for others seeking environmental regularization in a practical, quick, and efficient way.

Green Offices 2.0:

- Service to **1,500 farms,** with nearly **800,000 hectares under management.**
- Service provided in **three areas**: Environmental, Technical and Managerial Assistance.
- Expectation to serve an additional **1,300 properties by the end of the year.**

Cowbot:

A **platform implemented via WhatsApp** that offers free consultations through a chat on the socio-environmental status of the cattle ranchers' supply chain.

Cowpower:

- Transformation of animal waste from operations in the US, Canada, and Australia into aviation fuel.
- **In two years, 1.2 million tons of beef tallow and pork fat directed towards the production of Sustainable Aviation Fuel (SAF).**



9

Social
JBS projects around the world



Instituto J&F

Over 900 students enrolled in the education center, preparing young people for business.


JBS
RAMOS RAMOS
Family

Hometown Strong

Community investment projects that **support the communities where JBS is located** through cash donations, infrastructure improvements and affordable housing.



Better Futures

Tuition-free community college tuition for JBS team members and their dependents. **More than 6,000 people signed up.**



Instituto J&F MASTER

Continuous training program for **team members on the front line of production.**

Beyond Borders

JBS

Nourishing dreams, generating possibilities


Embarque
Departures
ORDEM E PROGRESSO

Through the Beyond Borders program, the Company offers its team members the opportunity to internationalize their professional careers by changing roles or extending their knowledge to another country, strengthening JBS's organizational culture worldwide.

10

Fina n cial & Operating 11

3Q24 Consolidated Results

Net Revenue (R$ million)



91,409
110,498
3Q23
3Q24

Gross Profit (R$ million)



12.1%
16.5%
11,053
18,188
3Q23
3Q24
Gross Margin (%)

Adjusted EBITDA (R$ million)



5.9%
10.8%
5,409
11,940
3Q23
3Q24
Adjusted EBITDA Margin

Net Result (R$ million)



0.26
1.73
573
3,843
3Q23
3Q24
Earnings per share

12

3Q24
Consolidated Results

Operating Cash Flow
(R$ million)


10,264
6,312
3Q23
3Q24

Free Cash Flow
(R$ million)


5,514
2,939
3Q23
3Q24

CAPEX
(R$ million)


1,832
1,779
48% - Expansion
52% - Maintenance
40% - Expansion
60% - Maintenance
3Q23
3Q24

13

Debt Profile

Proforma Debt Amortization Schedule (USD Million)[1]

Average Term Proforma: 10.3 yrs **Average Proforma Cost: 5.72% p.a.**



8,602
450
2,914
5,238
261
812
8,051
450
2,914
4,686
1,858
8
22
1,003
989
707
19
1,379
1,413
2,910
2,600
2,301
177
745
80
2,413
884
Cash and Equivalents
CRA Seara Net Resources
Dividends
Proforma Cash
Short Term
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035 until 2051
2052
2053
Cash and equivalents
Revolving credit facilities USD 2.9 billion in the US
Revolving credit facilities USD 450 million in Brazil
CRA SEARA Oct/2024 Due: 2029/2034/2040 2041/2042/2043/2044
Payment of Dividends Oct/2024

[1] Includes available cash resources and revolving and guaranteed credit lines from JBS USA and JBS SA.

14

Debt Profile

Net Debt/ Leverage / Interest Coverage



4.87x
4.42x
3.66x
2.77x
2.15x
3.21x
3.20x
4.00x
4.95x
6.42x
16,053
15,297
15,866
14,759
13,721
3Q23
4Q23
1Q24
2Q24
3Q24
Net Debt (USD Millions)
Interest Cover.
Leverage (USD)

Short Term and Long Term



LT
90.2%
ST
9.8%

Source Breakdown



Bonds
84.0%
Banks
9.0%
CRA
7.0%

Entity Breakdown



JBS USA
85.4%
JBS SA
7.5%
Seara
7.1%

Currency and Cost Breakdown



USD[1]
89.0%
5.1% p.a.
BRL
11.0%
10.5% p.a.

[1] Includes debts in other currencies, such as Euros and Canadian dollars.

15

Sea r a Prod u cts Se a ra N e t Re v e n ue (R$ m i ll i o n ) A dju s t e d EBITDA (R$ m i ll i on and % ) 3Q24 10,208 12,166 3Q 23 3Q 24 2,558 5. 5% 566 2 1 .0% 3Q 23 3Q 24 16

JBS BRA S IL Prod u cts J B S Br a sil N e t Re v e n ue (R$ m i ll i o n ) A dju s t e d EBITDA (R$ - m i ll i on and % ) 3Q24 2,094 3.4% 484 1 1 .6% 3Q 23 3Q 24 18,058 14,441 3Q 23 3Q 24 17

JBS Beef North America

3Q24

Net Revenue (USGAAP - USD million)



5,953
6,313
3Q23
3Q24

Adjusted EBITDA (USGAAP - USD million and %)



1.6%
0.6%
93
37
3Q23
3Q24

JBS BEEF NORTH AMERICA Products

grass run farms
100% grass fed beef



100% GRASS FED
NATURAL GROUND BEEF PATTIES
80% Lean 20% Fat
100% GRASS FED
GROUND BEEF
NO ANTIBIOTICS



ASPEN RIDGE
NATURAL ANGUS BEEF

18

JBS Australia

3Q24

Net Revenue (USGAAP - USD million)



1,575
1,785
3Q23
3Q24

Adjusted EBITDA (USGAAP - USD million and %)



6.6%
8.1%
104
144
3Q23
3Q24

JBS AUSTRALIA Products

HUON



HUON
HUON

Primo

GREAT SOUTHERN
AUSTRALIAN BY NATURE



GREAT SOUTHERN
LAMB
SHOULDER CHOPS



Primo
champagne
Primo
Chorizo

Rivalea
AUSTRALIA



RIVERVIEW FARMS
PORK ROAST

19

JBS USA Pork

3Q24

Net Revenue (USGAAP - USD million)


2,027
2,043
3Q23
3Q24

Adjusted EBITDA (USGAAP - USD million and %)


9.4%
10.3%
190
210
3Q23
3Q24

JBS USA PORK Products

ADAPTABLE MEALS


ADAPTABLE
GARLIC BUTTER
GARLIC GINGER


Swift
GROUND PORK
BACKRIBS
PORK LOIN

Swift

Principe ITALIA


Principe

20

Pilgrim's Pride

3Q24

Net Revenue (USGAAP - USD million)



4,360
4,585
3Q23
3Q24

Adjusted EBITDA (USGAAP - USD million and %)



7.4%
14.4%
324
660
3Q23
3Q24

PPC Products



Young Chicken
ALAMESA
QUESADILLAS
RICHMOND
FRIDGE RAIDERS

21

No t a 1: C o n s i d e ra C h i n a e H o n g K o n g E x po r t desti n ation s o f J BS during 3 Q 2 4 Consolida ted exports E x port s Revenu e in 3Q24: US$5 . 3Bi +8 . 9 % vs . 3 Q 23 A s i a corresp o nded t o ~ 51 % o f to t a l export s 22 23.0% Greater China¹ 16.6% USA 13.1% Africa & Middle East 9.1% Japan 7.3% South Korea 7.3% E.U. 6.5% Mexico 4.4% Philippines 3.7% South America 3.0% Canada 5.9% Others

JBS Bringing more to the table